

13030295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-53608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centerprise Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Wacker Drive, Suite 1330
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Vichow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 East Wisconsin Ave, 32nd Floor	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

CENTERPRISE CAPITAL, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)
Chicago, Illinois

FINANCIAL STATEMENTS

Including Independent Auditors' Report
As of and for the Year Ended December 31, 2012



BAKER TILLY

Candor. Insight. Results.

CENTERPRISE CAPITAL, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)
Chicago, Illinois

FINANCIAL STATEMENTS

Including Independent Auditors' Report
As of and for the Year Ended December 31, 2012

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / CCO

Title

Vali Probst com EXP 12-6-16

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTERPRISE CAPITAL, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Managing Member
Centerprise Capital, LLC
Chicago, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Centerprise Capital, LLC, a wholly-owned subsidiary of UHY Advisors, Inc., (the "Company") as of December 31, 2012, and the related statements of income and member's equity and cash flows for the year ended December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centerprise Capital, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.


Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 15, 2013

CENTERPRISE CAPITAL, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

ASSETS

ASSETS	
Cash and cash equivalents	$ 57,326
Due from related party	141,963
TOTAL ASSETS	$ 199,289

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 16,000
Total Liabilities	16,000
MEMBER'S EQUITY	183,289
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 199,289

See accompanying notes to financial statements.

CENTERPRISE CAPITAL, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF INCOME AND MEMBER'S EQUITY
For the Year Ended December 31, 2012

REVENUE	
Commission revenue	$ 285,800
Total Revenue	285,800
OPERATING EXPENSES	
Administrative expense	134,208
Management fees	126,600
Professional fees	12,180
Regulatory fees	5,749
Total operating expenses	278,737
NET INCOME	7,063
MEMBER'S EQUITY - Beginning of year	176,226
MEMBER'S EQUITY - End of year	$ 183,289

See accompanying notes to financial statements.

CENTERPRISE CAPITAL, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 7,063
Adjustments to reconcile net income to net cash flows used in operating activities	
Changes in operating assets and liabilities	
Accrued expenses	(3,920)
Due from related party	(5,792)
Net Cash Flows Used in Operating Activities	(2,649)
Net Change in Cash and Cash Equivalents	(2,649)
CASH AND CASH EQUIVALENTS - Beginning of year	59,975
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 57,326

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Centerprise Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation formed on December 22, 2000 and is a wholly-owned subsidiary of UHY Advisors, Inc. (the "Parent"). The Company began operations on April 1, 2002.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in an area bank. Cash balances are insured up to $250,000 per bank by the FDIC.

Reserves and Custody of Securities

The Company is an override broker/dealer under an agreement with Securities Service Network. Securities Service Network pays commission income on transactions generated by the employees of Centerprise Capital, LLC or its affiliates. The Company does not carry any customer accounts.

Commission Revenue

The Company recognizes revenue at the time commissions on a variety of investment products are received.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. The Company does not recognize any tax liability or assets, deferred or current, on the financial statements. The taxable income of the Company is included in the consolidated income tax return of its Parent. The Parent assumes responsibility for all income taxes; therefore, no provision for income taxes is included and there are no uncertain tax positions recognized by the Company.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1. The Company had net capital of $41,326 and excess capital of $36,326 as of December 31, 2012, and a net capital requirement of $5,000. The Company's net capital ratio as of December 31, 2012 was .39 to 1.

NOTE 3 - Related Party Transactions

The Company is wholly owned by UHY Advisors, Inc. The Parent assumes responsibility for all income tax liabilities.

During the year ended December 31, 2012, pursuant to an agreement between the Company and the Parent, the Company recorded an administrative fee expense of $134,208 to the Parent. Accounts receivable from the Parent at December 31, 2012 were $141,963 relating to excess amounts remitted to the Company's parent for payment of licensing fees and operating expenses on behalf of the Company.

The Company also has a management agreement with the Parent. Under this agreement, the Company is provided certain management and administrative services by personnel of the Parent. During the term of the agreement, the Parent company will receive a monthly management fee of $7,550. Fees charged under this agreement during the year ended December 31, 2012 were $90,600.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events through February 15, 2013 which is the date that the financial statements were approved and available to be issued. No subsequent events were noted.

SUPPLEMENTAL INFORMATION

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Managing Member
Centerprise Capital, LLC
Chicago, Illinois

We have audited the financial statements of Centerprise Capital, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 15, 2013, which contained an unmodified opinion of those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 15, 2012

CENTERPRISE CAPITAL, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2012

AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 16,000
Total Aggregate Indebtedness	$ 16,000
Minimum required net capital (based on aggregate indebtedness)	$ 1,067
NET CAPITAL	
Member's equity	$ 183,289
Deductions:	
Accounts receivable	141,963
Net Capital	41,326
Net capital requirement (Minimum)	5,000
Capital in excess of minimum requirement	$ 36,326
Ratio of aggregate indebtedness to net capital	.39 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Centerprise Capital, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Centerprise Capital, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Managing Member
Centerprise Capital, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Centerprise Capital, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Milwaukee, Wisconsin
February 15, 2012



an independent member of
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